March 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.

Attention: Mr. Dominic Minore, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund (File Nos. 333-207678; 811-23109)

Dear Mr. Minore,

On behalf of NorthStar Real Estate Capital Income Fund (the “Fund”), a Delaware statutory trust, we transmitted for filing, on February 28, 2018, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), a post-effective amendment on Form N-2 (the “Post-Effective Amendment”) as required pursuant to Section 10(a)(3) of the Securities Act relating to the Fund’s common shares of beneficial interest, par value $0.001 per share (the “Shares”).

In order to expedite a declaration of effectiveness of the Post-Effective Amendment, the Fund respectfully requests that the Division of Investment Management (the “Division”) conduct a partial, or limited, review of the Post-Effective Amendment to include only (1) the financial statements, (2) narrative material that is underscored or otherwise marked to indicate textual changes, and (3) areas in which recent developments suggest that changes in prospectus disclosure are likely to be necessary. In accordance with Securities and Exchange Commission Release No. 33-6510 (February 15, 1984), which permits the Division the discretion to conduct such a limited review, the Fund respectfully submits this request for limited review based on the fact that the disclosure in the Post-Effective Amendment is substantially similar to the disclosure in NorthStar Real Estate Capital Income Fund-C’s (“Fund-C”) final prospectus (File No. 333-221611) (the “Fund-C Prospectus”) filed on February 1, 2018 pursuant to Rule 497 of the Securities Act. The Fund is an additional “feeder” in a “master-feeder” structure with identical investment objectives, investment strategies and investment adviser as Fund-C.

The following is provided to assist the Division in its review of the Post-Effective Amendment.

I.	Material Changes from the Fund-C Prospectus

The majority of the changes to the prospectus contained in the Post-Effective Amendment from the Fund-C Prospectus generally relate to (i) adjusting disclosure, as necessary, from past to present tense, (ii) the removal of the Class D Shares from the Fund's offering, (iii) the disclosure of a potential business combination by and between DST Systems, Inc. (“DST”), the indirect parent company of ALPS Distributors, Inc. (“ALPS”), the Fund’s distributor, and SS&C

Technologies Holdings, Inc. (“SS&C”), under which SS&C intends to acquire all of the outstanding stock of DST, (iv) the disclosure of a potential business combination of NorthStar Securities, LLC (“NorthStar Securities”) with S2K Financial Holdings LLC (“S2K”), under which Colony NorthStar Inc. intends to contribute NorthStar Securities in exchange for a majority ownership interest in S2K, (v) updates to the Summary of Fees and Expenses table and corresponding footnotes and (vi) the addition of a Financial Highlights section.

The following sections of the prospectus contained in the Post-Effective Amendment are substantially similar to their counterparts in the Fund-C Prospectus:

THE TRUST AND THE MASTER FUND;

THE ADVISORS;

INVESTMENT OBJECTIVES AND STRATEGIES;

MANAGEMENT OF THE TRUST AND THE MASTER FUND;

TRUST AND MASTER FUND EXPENSES;

DETERMINATION OF NET ASSET VALUE;

CONFLICTS OF INTEREST;

SHARE REPURCHASE PROGRAM;

LIQUIDITY STRATEGY;

DESCRIPTION OF CAPITAL STRUCTURE;

REGULATION;

U.S. FEDERAL INCOME TAX CONSIDERATIONS;

ERISA CONSIDERATIONS;

INVESTOR SUITABILITY;

DISTRIBUTIONS;

DISTRIBUTION REINVESTMENT PLAN;

BROKERAGE ALLOCATION AND OTHER PRACTICES;

FISCAL YEAR; REPORTS;

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

ADMINISTRATOR AND ACCOUNTING AGENT;

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR;

LEGAL MATTERS;

AVAILABLE INFORMATION;

PRIVACY NOTICE;

INQUIRIES; and

APPENDIX A.

II.	Problem Areas Warranting Special Attention

The Fund respectfully submits there are no problem areas warranting special attention.

III.	New Investment Techniques, Products or Methods of Distribution

The Fund respectfully submits there are no new investment techniques or products with respect to the Fund’s offering.

The Fund would appreciate receiving any comments on the Post-Effective Amendment at your earliest convenience.

Any questions or communications concerning the enclosed materials should be directed to Clifford R. Cone at (212) 878-3180 or Jefferey D. LeMaster at (212) 878-3206.

Very truly yours,

/s/ Clifford Chance US LLP

CLIFFORD CHANCE US LLP